UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On November 24, 2025, the board of directors of ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) resolved to remove Ms. Duanrong Liu from her position as a director of the Company, effective immediately.

As previously disclosed, on November 11, 2025, the board of directors of the Company resolved to remove Ms. Duanrong Liu from her position as the Chief Operating Officer of the Company, effective November 11, 2025.

The Company has become aware that Ms. Duanrong Liu filed a Form 6-K (the “Unauthorized Form 6-K”) with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2025, without the approval of the Company. The Company states that the Unauthorized Form 6-K was not reviewed, approved or authorized by any of the officers or the board of directors of the Company. The Company believes that the Unauthorized Form 6-K contains information regarding the Company’s corporate governance and operations that is inaccurate, false, and/or misleading. Accordingly, the Company hereby clarifies that investors and other users should not rely on such Unauthorized Form 6-K.

The Company will continue to provide accurate and authorized disclosures through its official filings and communications. The Company believes that Ms. Duanrong Liu is responsible for the Unauthorized Form 6-K and acted with the intention to interfere with the Company’s business and management. The Company is actively investigating this incident, and will take all necessary actions to protect itself and its shareholders, including notifying the SEC and the appropriate authorities of any illegal and fraudulent conducts by any party involved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: November 24, 2025	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

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